EXHIBIT 99.1

On September 9, 2010, B Communications Ltd. (the “Company”) received notice from The Nasdaq Stock Market LLC (“Nasdaq”) advising the Company that, due to the resignation of Ms. Hana Rado from the Company’s Board of Directors and Audit Committee effective as of August 25, 2010, the Company no longer complies with Nasdaq’s audit committee requirements as set forth in Nasdaq Listing Rule 5605(c)(2).  The Company has been provided a cure period to regain compliance with such rule until the earlier of its next annual shareholders meeting or August 25, 2011, or if its next annual meeting is held before February 22, 2011, the Company has until February 22, 2011 to regain compliance.

Ms. Rado qualified as an independent director, within the meaning of the rules of the Securities and Exchange Commission (the “SEC”) and NASDAQ, and as an outside director, within the meaning of the Israeli Companies Law.  As a result of Ms. Rado’s resignation, the Audit Committee consists of two members, both of whom qualify as independent directors within the meaning of the rules of the SEC and NASDAQ, one of whom also qualifies as an outside director under Israeli law.

Under Israeli law, a public company is required to appoint at least two outside directors, within the meaning of Israeli law, to its board of directors.  Under the Israeli Companies Law, if the position of an outside director becomes vacant and the company does not have two outside directors in office at such time, the company is required to convene a general meeting of shareholders as soon as possible, the agenda for which includes a proposal for the election of a new outside director.

The Company is currently seeking a replacement for Ms. Hana Rado to serve on the Company’s Board of Directors and Audit Committee, and intends to convene a general meeting of shareholders immediately after an appropriate candidate has been identified.  The Company intends to regain compliance with the corporate governance requirements of the Nasdaq Listing Rules as expeditiously as possible prior to the expiration of the applicable cure periods provided under the Nasdaq Listing Rules.